Exhibit 99.1

For Immediate Release

BioLineRx’s AGI-134 to be Presented at
AACR 2017

Tel Aviv, Israel - March 27, 2017 - BioLineRx Ltd. (NASDAQ/TASE: BLRX), a clinical-stage biopharmaceutical company focused on oncology and immunology, announced today that AGI-134,  an immunotherapy for the treatment of multiple cancers, obtained through its recently announced acquisition of Agalimmune Ltd., will be featured at the upcoming American Association for Cancer Research (AACR) Annual Meeting in Washington, DC to be held on April 1-5, 2017.

An abstract titled “The novel α-Gal-based immunotherapy AGI-134 invokes CD8+ T cell-mediated immunity by driving tumor cell destruction, phagocytosis and tumor-associated antigen cross-presentation via multiple antibody-mediated effector functions” was accepted for a poster presentation at the T-Cell Immunity to Cancer: New Progress session on April 2nd, 2017.

About AGI-134
AGI-134 is a synthetic alpha-Gal immunotherapy in development for solid tumors. AGI-134 harnesses the body’s pre-existing, highly abundant anti-alpha-Gal antibodies to induce a systemic, specific anti-tumor response to the patient’s own tumor neo-antigens. This response not only kills the tumor cells at the site of injection, but also brings about a durable, follow-on, anti-metastatic immune response. AGI-134 has completed numerous pre-clinical studies, demonstrating robust protection against the development of secondary tumors in a model of melanoma with a single dose only. Synergy has also been demonstrated in additional pre-clinical studies when combined with a PD-1 immune checkpoint inhibitor, offering the potential to broaden the utility of such immunotherapies, and improve the rate and duration of responses in multiple cancer types. AGI-134 is in near-clinical development and is expected to commence a first-in-man study in patients with solid tumors in the first half of 2018.

About BioLineRx
BioLineRx is a clinical-stage biopharmaceutical company focused on oncology and immunology. The Company in-licenses novel compounds, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s leading therapeutic candidates are: BL-8040, a cancer therapy platform, which has successfully completed a Phase 2a study for relapsed/refractory AML and is in the midst of a Phase 2b study as an AML consolidation treatment and a Phase 2 study in stem cell mobilization for allogeneic transplantation; and AGI-134, an immunotherapy treatment in development for multiple solid tumors, which is expected to initiate a first-in-man study in the first half of 2018. In addition, BioLineRx has a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates; a collaboration agreement with MSD (known as Merck in the US and Canada), on the basis of which the Company has initiated a Phase 2a study in pancreatic cancer using the combination of BL-8040 and Merck’s KEYTRUDA®; and a collaboration agreement with Genentech, a member of the Roche Group, to investigate the combination of BL-8040 and Genentech’s Atezolizumab in several Phase 1b studies for multiple solid tumor indications and AML.

For additional information on BioLineRx, please visit the Company’s website at www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events. BioLineRx industry updates are also regularly updated on Facebook, Twitter, and LinkedIn.

Various statements in this release concerning BioLineRx’s future expectations constitute "forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "may,” "expects,” "anticipates,” "believes,” and "intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the "Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2017. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:
PCG Advisory
Vivian Cervantes
Investor Relations
+1-212-554-5482
vivian@pcgadvisory.com

or

Tsipi Haitovsky
Public Relations
+972-52-989892
tsipihai5@gmail.com